

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2022

Leslie Yu
Chef Executive Officer
Quhuo Limited
3rd Floor, Block A, Tonghui Building, No. 1132 Huihe South Street
Chaoyang District Beijing 100020
The People's Republic of China

> **Re: Quhuo Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed September 9, 2022**
> **File No. 001-39354**

Dear Leslie Yu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services